SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: May 22nd, 2008

FOR IMMEDIATE RELEASE

SILICOM SERVER ADAPTERS SELECTED FOR
VIRTUALIZATION APPLIANCES OF A LEADING
STORAGE COMPANY

KFAR SAVA, Israel – May 22, 2008 – Silicom Ltd. (NASDAQ and TASE: SILC) today announced that its quad-port Gigabit Ethernet Server Adapters have been selected by a leading storage company as a standard component in its state-of-the-art new virtualization appliances. Silicom’s robust adapters will be used to enhance the throughput of the appliance as required in high-traffic and mission critical environments, and to prevent I/O bottlenecks at the appliance level.

Virtualization appliances are an innovative solution for the IT department’s need to be able to change the configuration of complex Storage Area Networks (SAN) or Network Attached Storage (NAS) without disrupting system availability. The virtualization appliance separates the logical and physical representation of storage resources, independently managing the relationships in order to free the main system from the task. The concept of virtualization is being increasingly embraced throughout the IT community as a potent trend with the potential to improve performance, enhance flexibility and reduce costs.

“Virtualization is on the rise as a significant market trend, and the emergence of Virtualization Appliances is good news for Silicom,” said Shaike Orbach, Silicom’s President and CEO. “Our role is to provide the technology needed to assure a high level of throughput, preventing I/O bottlenecks and other roadblocks that can limit an appliance’s performance. In installation after installation, our innovative cards have proven their ability to ‘unclog’ the pipes, resulting in an appliance that continues to work at top speed in all environments.

“This order validates the need for our server adapters in Virtualization appliances and gives us an important entry point into the Virtualization arena. This has the potential to become a significant market for Silicom as we believe that more and more virtualization appliances will be launched by additional companies over time.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail: info@gkir.com